Exhibit 99.1

Immuron SARS-CoV-2 Research Agreement with Monash University

Key Points

●	Immuron’s Hyper-immune Bovine Colostrum, used to manufacture Travelan® and Protectyn®, demonstrated antiviral activity against the SARS-CoV-2/COVID-19 virus in laboratory studies.

●	A New Research Services Agreement has been executed with Monash University to advance the SARS-CoV-2 findings and to further research and identify the inhibitory substance/s in Immuron’s marketed products (IMM-124E).

Melbourne, Australia, December 15, 2020: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the prevention and treatment of gut pathogens, today is pleased to provide shareholders and the market with an update on progress made for the further development of the anti-viral activity of IMM-124E. The company has been actively engaging with local, national, and international research collaborators to advance this work and assist in the further characterization of the neutralization activity of SARS-CoV-2 observed with Immuron’s commercial hyper-immune colostrum used to manufacture the company’s flag ship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn®.

The company has recently executed a new Research Agreement with Monash University to develop new assays to evaluate the efficacy of IMM-124E, the active pharmaceutical ingredient used to manufacture Travelan® and Protectyn® to further our understanding of the inhibitory substance/s in our commercial products.

The research team will be led by Dr Melanie Hutton and Professor Dena Lyras, Deputy Director, Biomedicine Discovery Institute and Deputy Head, Department of Microbiology who will utilize two new recombinant reagents, the SARS-CoV-2 Spike protein, a receptor binding domain protein as well as an antibody positive human serum sample obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity.

“We have been very fortunate to obtain access to the SARS-CoV-2 recombinant proteins developed at the Peter Doherty Institute for Infection and Immunity”, said Professor Lyras. “These reagents will be used to initiate the research work and to develop a suitable assay for evaluating the inhibitory efficacy of IMM-124E. Furthermore, specific immune components will be purified from IMM-124E and will be used to evaluate their ability to inhibit the binding of an antibody positive human serum sample to specific COVID-19 proteins, such as the spike protein which is crucial for cell entry”, said Dr Hutton.

This release has been authorised by the directors of Immuron Limited.

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Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

COMPANY CONTACT: Dr Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.